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                                                                  Exhibit (a)(4)

EX-99.4                     LETTER TO UNITHOLDERS

September 10, 1999

TO: UNITHOLDERS OF ANGELES PARTNERS XII
SUBJECT: OFFER TO PURCHASE UNITS

Dear Unitholder:

   We are increasing our offer price for your limited partnership interests (the "Units") in Angeles Partners XII (the "Partnership") from $650 per Unit to $750 per Unit.

   We are offering to acquire up to 21,912 Units (the "Offer"). The Offer is not subject to any minimum number of Units being tendered. We understand that you may have received an offer from Everest Investors 12, LLC to purchase up to 1,699 Units at $554 per Unit. We also understand that Angeles Realty Corporation II, the Partnership's general partner, previously offered to purchase up to 12,098.01 Units at $570 per Unit and may be in the process of increasing its offer price to $700 per Unit. Of the offers that we understand that you may have received, our new offer price of $750 per Unit is the highest price per Unit.

   As we are increasing the offer price from $650 to $750 before the expiration of the Offer, October 7, 1999, unless extended, this increased offer price will be paid with respect to all Units that are purchased by us pursuant to the Offer, whether or not such Units were tendered prior to or after this increase in consideration.

   If more Units are tendered than we are offering to acquire, we will prorate the purchase so that the same approximate percentage of Units tendered by each unitholder will be purchased. Our offer price of $750 per Unit will be decreased by the amount of any distributions declared or made with respect to the Units between August 20, 1999 and October 7, 1999, or such other date to which the Offer may be extended. YOU WILL NOT BE REQUIRED TO PAY ANY COMMISSIONS OR FEES IN CONNECTION WITH ANY DISPOSITION OF YOUR UNITS PURSUANT TO THE OFFER.

   Please refer to our Tender Offer documents, dated September 2, 1999, for additional information about the Offer.

   If you would like to tender your Units to be purchased by us for $750 per Unit, please complete the pink transmittal letter we sent to you to and deliver it to MMS Escrow and Transfer Agency, Inc. (the "Depositary") at the address listed on the pink transmittal letter in the gold envelope sent to you with the pink transmittal letter.

   If you have any questions or need assistance, please call the Depositary at
(888) 292-4264.

             The Offer expires (unless extended) October 7, 1999.